Exhibit 99.1

Contact:	Trinity Biotech plc	LifeSci Partners, LLC
	Micheal Roche	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
investorrelations@trinitybiotech.com

RedChip Companies Inc.
Dave Gentry, CEO
(1)-407-644-4256
TRIB@redchip.com

Trinity Biotech Provides Preliminary Second Quarter 2024 Update
and Enters into UK Distribution Agreement with MedScience

-Second Quarter 2024 revenues are expected to fall between $15.5-$16.0 million, reflecting double digit percentage year over year growth-

-Reiterating financial guidance of approximately $20 million of annualized run-rate EBITDASO1 on annualized run-rate revenues of approximately $75 million by Q2 2025-

-Entered into MedScience distribution agreement in UK effective as of August 1, 2024 which encompasses clinical chemistry, infectious disease, and autoimmune products-

DUBLIN, Ireland (August 2, 2024) -Trinity Biotech plc (Nasdaq: TRIB) a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announces preliminary second quarter 2024 revenues which are expected to fall in the $15.5-$16.0 million range, demonstrating significant growth, versus $13.9 million in total revenues reported for the second quarter of 2023. Gross margin percentage is expected to be broadly in line with that reported for the second quarter of 2023.  Additionally, Trinity also announces entry into a distribution agreement in the United Kingdom (UK) with MedScience, an established distributor that is a subsidiary of the privately held Pharmed Group, a leading healthcare services provider across UK and Ireland. The distribution agreement encompasses Trinity Biotech’s clinical chemistry, infectious disease, and autoimmune products in the UK and is effective as of August 1, 2024.

Trinity Biotech President and Chief Executive Officer, Mr. John Gillard, stated, “Our robust year-over-year revenue growth is a testament to the initiatives we are taking to grow product sales from our new HIV screening product, TrinScreen HIV. We plan to issue our full second quarter 2024 earnings report in mid-August to provide an update on our full business activity including our Comprehensive Transformation Plan and our initiatives to advance our continuous glucose monitor (CGM) program.  Additionally, we are excited to partner with MedScience, a well-known distributor in their focus markets with comprehensive geographic coverage within the UK.  Its large, technically trained and experienced sales organization will enable Trinity Biotech to significantly grow its presence in the UK market across our clinical chemistry, infectious disease, and autoimmune product portfolios and further support the growth of our existing business lines and our stated financial objectives.”

1 Earnings before interest, tax, depreciation, amortisation, share based payments from continuing operations – also excludes impairment charges and one-off items.

MedScience Chief Commercial Officer, Mr. John Gannon further added, “We are delighted with the partnership agreement with Trinity Biotech. We have long been familiar with Trinity Biotech, their expertise, and product range, and we are looking forward to developing a long and successful relationship between our companies.”

Trinity Biotech continues to reiterate its financial guidance to achieve approximately $20 million of annualized run-rate EBITDASO2 on annualized run-rate revenues of approximately $75 million by second quarter 2025.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to  achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

About MedScience Distribution

MedScience, part of the Pharmed Group, is a leading provider of high-quality medical and scientific equipment, consumables, and servicing across the UK. Our exclusive distribution agreements with leading global manufacturers ensure we deliver state-of-the-art products to laboratories, medical, and scientific service providers. Proudly serving public and private hospitals, primary care centres, community diagnostic hubs, pharmaceutical companies, academia, and private industries. Our purpose-built headquarters in Banbury, Oxfordshire, offer modern offices, fully serviced UK based warehousing, and in-house servicing team, ideally located for major routes around the country. MedScience is committed to providing the best products, exceptional service, and comprehensive support to meet the evolving needs of our customers.

2 Earnings before interest, tax, depreciation, amortisation, share based payments from continuing operations – also excludes impairment charges and one-off items.